Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Press Release, “Innovation Favors Better Choice and Control for Consumers,” dated April 17, 2013

Innovation Favors Better Choice and Control for Consumers

DISH President and CEO Summarizes Winning Formula: Give Consumers What They Want

WASHINGTON—(BUSINESS WIRE)— On the occasion of being named a “Digital Patriot” by the Consumer Electronics Association, Joseph P. Clayton, president and CEO of DISH, today called on innovators to listen to consumers when designing new products and services.

“Over the years, I’ve adopted a radical business strategy that has often been challenged by many incumbent corporations: give the consumer what he or she wants. That’s a winning formula for success that implies embracing change, embracing technology, and most importantly embracing the consumer,” said Clayton, who is among the honorees at tonight’s ninth annual Digital Patriots Dinner staged by the Consumer Electronics Association (CEA).

Earlier this week DISH announced the proposed merger of DISH and Sprint, a combination that would bring together more than 200 MHz of valuable wireless spectrum and two iconic American brands.

“The advantages of combining the two great American brands of DISH and Sprint are clear: one national service that can offer in- and out-of-home wireless voice, video and data at one attractive retail price on one bill. We would have the ability to reach consumers wherever they go with services that are easy to understand, affordable, and available anywhere — from the biggest cities to the far reaches of rural America, where DISH was born,” Clayton explained as he outlined the benefits of the proposed merger.

A 40-year veteran of the consumer electronics, telecommunications and satellite communications industries, Clayton is the president and chief executive officer of DISH and serves on the company’s board of directors. Prior to joining DISH in 2011, Clayton was chief executive officer of Sirius Satellite Radio Inc. from 2001 through 2004, then Chairman until 2008. Throughout his career, he was instrumental in the discovery and implementation of numerous consumer electronics products including the VCR, DVDs, satellite TV, HDTV and satellite radio. Clayton was a four-year member of the EchoStar Board of Directors and a former Chairman of CEA.

Clayton notes that the American corporate graveyard is crowded with dead companies who failed to accept the basic tenet of giving the consumer what the consumer wants, recalling how the videocassette recorder was opposed by programmers, broadcasters and studios — only to later become a “cash cow” as consumer embraced home video technology.

“High-Definition TV is another example. It was debated and delayed by broadcasters, and then the computer industry, for over a decade. Yet again, those resistant corporations found HDTV to be a huge benefit and attraction for viewers and advertisers. Even satellite-delivered television was fought by broadcasters and cable companies, while today it delivers content to more than 30 million subscribers,” Clayton said.

“So why would incumbent broadcasting, cable, and content companies oppose rather than embrace innovation? Why have they forsaken improvements to the consumer experience? Why have they given up on future profit opportunities? It’s because innovation upsets the status quo and is very difficult. There is a tremendous amount of innovation, risk, and worry that comes from actually having to deliver better products. It’s really hard work! It’s much easier to call the other guy’s stuff ‘illegal’ and then knock off early.”

After 40 years in the consumer electronics industry, Clayton says he has a good idea of what the American consumer wants with TV viewing — video content that is easy to use, affordable, and available anywhere. DISH is providing all of those things with the ability to skip commercials on recorded content and giving the consumer the freedom to watch video content on his TV, mobile phone, tablet, or computer.

“Broadcasters would have you believe that it’s illegal to skip TV commercials. But that’s something we’ve all done since the introduction of the remote control. If it’s illegal, then we’re just a nation of outlaws,” Clayton said. “Seriously, we think advertising can be better targeted to the viewer. So DISH isn’t just about giving people the ability to hop over commercials. We’re designing different ways to reach viewers with messages they might actually care about.”

“It’s a great honor to be part of this celebration of the free market American way of business. We are celebrating our freedom to innovate and our reason for business: pleasing the American consumer,” Clayton concluded.

About DISH

DISH Network Corporation (NASDAQ: DISH), through its subsidiary DISH Network L.L.C., provides approximately 14.056 million satellite TV customers, as of Dec. 31, 2012, with the highest quality programming and technology with the most choices at the best value, including HD Free for Life. Subscribers enjoy the largest high definition line-up with more than 200 national HD channels, the most international channels, and award-winning HD and DVR technology. DISH Network Corporation is a Fortune 200 company. Visit www.dish.com.

Cautionary Statement Concerning Forward—Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012. Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approval for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized. The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov). In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations. This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10—K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.

DISH Network Corporation
Bob Toevs, 303-723-2010
or
Jason Kiser, 303-723-2210

Source: DISH Network Corporation

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